UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2009
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on december 14, 2009, entitled "Statoil’s share saving plan allocates shares”.

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 10 December 2009 for use in the group's share saving plan have on 14 December 2009 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 6,280,607 shares. As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 135.01.

Name	Bought	New Share holding
Bjørn, Benedikte	58	480
Bjørnson, Rune	525	7853
Eide, Tom Melbye	594	8528
Gjærum, Reidar	445	7242
Iversen, Einar Arne	56	2561
Jacobsen, Jon Arnt	576	10982
Koch, Nina Birgitte	316	3350
Lund, Helge	1368	23515
Mellbye, Peter	525	12170
Michelsen, Øystein	654	5866
Myrebøe, Gunnar	266	5595
Nes, Helga	85	3616
Nilsen, Geir	115	833
Skeie, Svein	321	5181
Svaan, Morten	162	1245
Sætre, Eldar	525	9644
Sørensen, Lars Troen	280	3478
Thomsen, Kåre	416	7609
Øvrum, Margareth	713	12031

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 14, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer